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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WindRiver Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2110 East Murry Holladay Road
(No. and Street)

Holladay	Utah	84117
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steve Bates	801-232-2229	sbates@wrcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions CPA
(Name – if individual, state last, first, and middle name)

3111 N. University Dr., Suite 621	Coral Springs	Florida	33065
(Address)	(City)	(State)	(Zip Code)

04/13/2010	#5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven A. Bates _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of WindRiver Capital LLC _____, as of 2/10 _____, 2 026 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: Managing Member

~~See Attached~~

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange } *ss.*

Subscribed and sworn to (or affirmed) before me on this 11th day of February, 2026, by Steven A. Bates and ______, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JAMES PAK
Notary Public - California
Orange County
Commission # 2519518
My Comm. Expires May 13, 2029

(seal)

Signature of Notary
Name of Notary: **James Pak**

OPTIONAL INFORMATION

Date of Document: February 11, 2026

Type or Title of Document: Oath or Affirmation

Number of Pages in Document: N/A

Document in a Foreign Language: N/A

Capacity of Signer:
- ____ Individual
- X Corporate Officer – Title(s): Managing Member
- ____ Partner – □ Limited □ General
- ____ Attorney In Fact
- ____ Trustee
- ____ Guardian or Conservator
- ____ Other: ______

Signer Is Representing: ______

WindRiver Capital LLC
(dba BD|Cortina)

Financial Statements for the
Year Ended December 31, 2025
and Report of Independent Registered Public Accounting Firm

CRD # 46284

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of WindRiver Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of WindRiver Capital LLC as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of WindRiver Capital LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of WindRiver Capital LLC's management. Our responsibility is to express an opinion on WindRiver Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to WindRiver Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedule I - Computation of Regulatory Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission and Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (supplemental information) have been subjected to audit procedures performed in conjunction with the audit of WindRiver Capital, LLC's financial statements. The supplemental information is the responsibility of WindRiver Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as WindRiver Capital LLC's auditor since 2023.
Coral Spring, Florida
January 16, 2026

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as "AD LLC") and AD Advisors, LLC ("AD Advisors"), provide professional services. AD LLC and AD Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

WindRiver Capital LLC
Statement of Financial Condition
December 31, 2025

ASSETS

ASSETS		
Cash and cash equivalents	$	330,895
Total Assets		330,895
TOTAL ASSETS	$	330,895

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	$	-
MEMBER'S EQUITY		330,895
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	330,895

WindRiver Capital LLC
Statement of Operations and Changes in Member's Equity
December 31, 2025

REVENUES

General Income	$	-
TOTAL REVENUES		-

OPERATING EXPENSES

General and Administrative		9,999
TOTAL OPERATING EXPENSES	$	9,999

OTHER INCOME/EXPENSE

Other Income - Interest Income		6,246
NET LOSS	$	(3,753)
MEMBER'S EQUITY, BEGINING OF THE YEAR	$	334,648
MEMBER'S EQUITY, END OF THE YEAR	$	330,895

The accompanying notes are an integral part of these financial statements.

WindRiver Capital LLC
Statement of Cash Flows
For the Year Ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(3,753)
Net Cash Used by Operating Activities		(3,753)
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		-
NET DECREASE IN CASH AND CASH EQUIVALENTS		(3,753)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		334,648
CASH AND CASH EQUIVALENTS, END OF YEAR	$	330,895

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF ORGANIZATION

The financial statements presented are those of WindRiver Capital LLC (the Company). The Company was originally organized as a Limited Liability Company in the State of Utah in October 1998.

The Company offers services to raise money and capital for companies, and to give advice related to mergers and acquisitions. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority.

The Company operates pursuant the "non-covered firm" provision under Footnote 74 of SEC Release No. 34-70073 and does not hold funds or securities or owe funds or securities for, or owe money or securities to, customers'.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of WindRiver Capital, LLC conform to U.S. generally accepted accounting principles and is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representations of the Company's management, which is responsible for their integrity and objectivity. The following is a summary of the more significant of such policies:

a. Accounting Method

The financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States ("GAAP"). The Company has elected a December 31 year-end.

b. Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. While actual results could differ from those estimates, management believes that the estimates are reasonable.

c. Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all cash accounts and highly liquid investments with original maturities of three months or less to be cash equivalents. The carrying amount approximates the fair value because of the short maturity of those investments. Interest Income is noted as Other Income and is reported in the month received.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

d. Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. The Company has not experienced any losses in such accounts or lack of access to its cash, and believes it is not exposed to significant risk of loss with respect to cash. However, no assurance can be provided that access to the Company's cash will not be impacted by adverse economic conditions in the financial markets.

It should be noted that as of December 31, 2025, the Company had in its bank accounts cash in excess of the $250,000 per depository institution that is federally insured. The Company had approximately $80,000 in excess of federal insured limits at December 31, 2025.

e. Revenue Recognition

In accordance with ASC 606 Revenue Recognition, transaction fees (deal fees) are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Non-refundable retainers are recognized as received. Costs connected with transaction fees are expensed as incurred.

The Company had no revenue for the year ended December 31, 2025.

f. Income Taxes

The Company was formed as a limited liability company under the laws of the State of Utah. Accordingly, all income and expenses are passed through to the individual member. Therefore, no provisions for federal and state income taxes have been included in the accompanying financial statements. The Limited Liability Company Act of Utah limits the risk of loss of the individual member.

Generally accepted accounting principles requires management to perform an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. This evaluation is required to be performed for all open tax years, as defined by the various statues of limitations, for federal and state purposes.

With limited exceptions, the Company is no longer subject to income tax examination for any years earlier than 2017. Management has performed its evaluation of income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard.

From time to time, the Company may be subject to penalties assessed by various taxing authorities, which will be classified as general and administrative expenses if they occur.

g. Segment Reporting

The Company adopted Accounting Standard Update (ASU) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This standard requires public entities to provide expanded disclosures about a reportable segment's expenses and the title of the Chief Operating Decision Maker (CODM). The Company has identified its Chief

Executive Officer as the CODM and determined it operates as a single operating and reportable segment engaged in securities brokerage business.

NOTE 3 -   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital of $5,000. On December 31, 2025, the Company had net capital of $315,895 (Cash of $330,895 less deduction of $15,000 for Fidelity Bond deductible as required by FINRA Rule 4360 – deductible requirement), which was $310,895 in excess of its required net capital of $5,000.

NOTE 4 -   RESERVE REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold fund or securities of customers and therefore makes no computation for determination of reserve requirements pursuant to the rule.

NOTE 5 -   SIPC SUPPLEMENTARY REPORT

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e)(4) for the year ended December 31, 2025, because the Company's SIPC Net Operating Revenues are under $500,000.

NOTE 6 -   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 16, 2025, the date which the financial statements were available to be issued and noted no material subsequent events that would require disclosure in these financial statements as of December 31, 2025.

WindRiver Capital LLC
Computation of Net Capital Requirements Pursuant To Rule
15c3-1 of the Securities and Exchange Commission
December 31, 2025

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$	330,895
Other Deduction (Deduction for Fidelity Bond Deductible)		15,000
NET CAPITAL		315,895

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness -	
Minimum dollar net capital required	5,000
Net Capital required (greater of above amounts)	5,000
EXCESS CAPITAL	310,895

COMPUTATION OF AGGREGATE INDEBTEDNESS

Ratio of aggregate indebtedness to net capital	-

There were no material differences between amounts presented above and
the amounts presented in the Company's computation filed with Part II, Form
X-17A-5 for December 31, 2025. According, no reconciliation is necessary.

WindRiver Capital LLC

Schedule II – Computation for Determination of Reserve (Exempt)

Requirements Pursuant to Rule 15c3-3

As of December 31, 2025

A computation of reserve requirement is not applicable to WindRiver Capital, LLC as the Company qualifies for exemption under Footnote 74 of SEC Release No. 34-70073.

WindRiver Capital LLC
Schedule III – Information relating to Possession or Control (Exempt)
Requirements under Rule 15c3-3
As of December 31, 2025

Information relating to possession or control requirements is not applicable to WindRiver Capital, LLC as the Company qualifies for exemption under Footnote 74 of SEC Release No. 34-70073.

WindRiver Capital LLC

PO Box 982437
Park City, UT 84117
801-232-2229

Steven A. Bates
Managing Member
sbates@wrcapital.com

February 10, 2026

Exemption Report

WindRiver Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction based compensation for identifying potential investment/merger and acquisition opportunities for clients, referring security transactions to other broker-dealers and/or fee based consulting work. The Company (1) did not directly or indirectly hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

WindRiver Capital LLC

I, Steven A. Bates, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Steven A. Bates
Managing ember

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of WindRiver Capital LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) WindRiver Capital, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to identifying potential merger and acquisition opportunities to other clients, referring security based transactions to other broker dealers and or fee based consulting work. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

WindRiver Capital, LLC's management is responsible for compliance with the provisions throughout the most recent fiscal year as contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about WindRiver Capital, LLC s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Assurance Dimensions

Assurance Dimensions, LLC
Coral Springs, Florida
January 16, 2026

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com